

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2018

Liron Carmel
Chief Executive Officer
CANNAPOWDER, INC.
20 Raoul Wallenberg St.
Tel Aviv, Isreal

>   **Re: CANNAPOWDER, INC.**
>   **Amendment No. 5 to Registration Statement on Form 10**
>   **Filed September 24, 2018**
>   **File No. 000-26027**

Dear Mr. Carmel:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Sincerely,

   Division of Corporation Finance
   Office of Healthcare & Insurance

cc: Rich Rubin